SEC Mail
Mail Processing
Section

JUL 2008

Washington, DC
108

SECUR 08032101 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLDS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WEST LIBERTY STREET
(No. and Street)

RENO, NEVADA 89501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H.O. LA GATTA (775) 324-2774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T. MCCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 THIRD AVENUE, SUITE 2805 NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H.O. LAGATTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLDS SECURITIES CORPORATION, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEVADA
COUNTY OF WASHOE
THIS INSTREAMENT WAS ACKNOWLEDGED BEFORE ME BY JOHN H.O. LA GATTA ON 7/24/08.

Notary Public

Signature

PRESIDENT
Title

JEANIE G. TURNER
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 08-6455-2 - Expires April 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED JUNE 30, 2008

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Olds Securities Corporation

We have audited the accompanying balance sheet of Olds Securities Corporation as of June 30, 2008, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Old Securities Corporation as of June 30, 2008, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
July 15, 2008

OLDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
June 30, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 43,802
Prepaid expenses	697
TOTAL CURRENT ASSETS	44,499
Property and equipment-at cost, less accumulated depreciation of $30,926 (Note 1)	-0-
TOTAL ASSETS	$ 44,499

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 11,233
TOTAL CURRENT LIABILITIES	11,233
STOCKHOLDERS' EQUITY	
Common Stock-$100 par value; authorized 5,000 shares; issued and outstanding 650 shares	65,000
Capital contributed in excess of par value	122,105
Deficit	(153,839)
TOTAL STOCKHOLDERS' EQUITY	33,266
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 44,499

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF OPERATION
Year Ended June 30, 2008

REVENUES	
Fee Income	$ 17,500
Other Income (Note 5)	35,000
TOTAL REVENUES	52,500
EXPENSES	
Professional Fees	26,237
Filing Fees	2,597
SEC Charges	230
Franchise Tax Fees	88
TOTAL EXPENSES	29,152
NET INCOME FROM OPERATION	$ 23,348

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2008

	TOTAL	COMMON STOCK	CONTRIBUTED IN EXCESS OF PAR VALUE	DEFICIT
SHAREHOLDERS' EQUITY - JULY 1, 2007	$ 9,918	$65,000	$122,105	$(177,187)
NET INCOME	23,348			23,348
SHAREHOLDERS' EQUITY - JUNE 30, 2008	$33,266	$65,000	$122,105	$(153,839)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 23,348
Adjustments to reconcile net income to net cash used by operating activities	
Increase in Acrrued Expenses	11,233
Increase in prepaid expenses	(510)
NET CASH USED BY OPERATING ACTIVITIES	34,071
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	-0-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	34,071
CASH AT BEGINNING OF YEAR	9,731
CASH AT END OF YEAR	$ 43,802

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2008

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Depreciation of property and equipment is provided for by an accelerated method over the estimated useful lives of the assets.

NOTE 2: INCOME TAXES

No provisions for Federal income taxes have been made as the Company has elected to be treated as an S Corporation for Federal income tax purposes. Under the election, any income or loss of the Company is passed through to the shareholders' tax return.

NOTE 3: RELATED PARTY TRANSACTIONS

In August of 2004 the Company moved its offices to its sole shareholders' offices in Reno, Nevada. No rent is payable at the new location.

NOTE 4: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2008, the Company had net capital of $32,569 which exceeded requirements by $27,569.

NOTE 5: OTHER INCOME

On July 30, 2007, the regulatory functions of NASD and NYSE Group, Inc were consolidated into the Financial Industry Regulatory Authority ("FINRA"). In recognition of this implementation, each NASD member firm received a one time payment of $35,000.

OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2008

CREDITS		
Shareholders' equity	$ 33,266	
TOTAL DEBITS		33,266
DEBITS		
Prepaid expenses	697	
TOTAL DEBITS		697
NET CAPITAL		32,569
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $11,233 or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 27,569
Ratio of aggregate indebtedness to net capital		0.34

OLDS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3

JUNE 30, 2008

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Board of Directors
Olds Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Olds Securities Corporation ("the Company") for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

he management of the Company is responsible for establishing and aintaining internal control and the practices and procedures referred o in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

e understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are onsidered by the SEC to be adequate for its purposes in accordance ith the Securities Exchange Act of 1934 and related regulations, and hat practices and procedures that do not accomplish such objectives in ll material respects indicted a material inadequacy for such purposes. ased on this understanding and on our study, we believe that the ompany's practices and procedures were adequate at June 30, 2008, to eet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Callen T McCallion CPA PC

New York, New York
July 15, 2008

END